UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                               (Amendment No. 2)*


                           MONMOUTH COMMUNITY BANCORP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   609539 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              December 31, 2002 (1)
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)



     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G


CUSIP No.                  609539 10 1
--------------------------------------------------------------------------------
1.   Name of Reporting Persons
     I.R.S. Identification No. of Above PersonS (Entities Only)

     James G. Aaron
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     [ ] (a)
     [X] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
                      5.       Sole Voting Power        24,192    (2)
Number of Shares      ----------------------------------------------------------
Beneficially Owned    6.       Shared Voting Power      27,766    (3)
by Each Reporting     ----------------------------------------------------------
Person With           7.       Sole Dispositive Power   24,192    (2)
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power 27,766    (3)
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person  63,158   (4)
--------------------------------------------------------------------------------
10.  Check Box if the Aggregate Amount in Row 9 Excludes             [ ]
     Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9             4.3%
--------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)                  IN
--------------------------------------------------------------------------------

Item 1.

     (a)  Name of Issuer:

                Monmouth Community Bancorp

     (b)  Address of Issuer's Principal Executive Offices:

                627 Second Avenue, Long Branch, NJ 07740
Item 2.

     (a)  Name of Person Filing:

                James G. Aaron

     (b)  Address of Principal Business Office or, if none, Residence:

                10 Muncy Drive, West Long Branch, New Jersey 07764

     (c)  Citizenship:

                United States

     (d)  Title of Class of Securities:

                Common Stock, par value $0.01

     (e)  CUSIP Number:

                609539 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under Section 15 of the Act;

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act;

     (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act;

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

     (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)  Amount beneficially owned: 63,158 shares of Common Stock (4).
                                    ----------------------------------

    (b)  Percent of class: 4.3% .
                           ------

    (c)  Number of shares as to which the person has:

         (i)  Sole power to vote or to direct the vote 24,192 (2).
                                                       -----------
         (ii) Shared power to vote or to direct the vote 27,766 (3).
                                                         -----------
         (iii)Sole power to dispose or to direct the disposition of 24,192 (2).
                                                                    -----------

         (iv)Shared power to dispose or to direct the disposition of 27,766 (3).
                                                                     -----------

Item 5.  Ownership of Five Percent or Less of a Class.

         This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock. [X]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares to which this statement relates. No one person's interest in such shares is more than five percent of the total outstanding stock of the issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                Not applicable.
                ----------------------------------------------------------------

Item 8.    Identification and Classification of Members of the Group.

                Not applicable.
                ----------------------------------------------------------------

Item 9.    Notice of Dissolution of Group.

                Not applicable.
                ----------------------------------------------------------------

Item 10. Certifications.

          (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

              Not applicable.
              ----------------------------------------------------------------

          (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


--------------------------------------------------------------------------------

          (1) Except as otherwise specified herein, the information presented in this Amendment No.1 to the Schedule 13G is as of December 31, 2002.

          (2) Includes 3,307.5 shares subject to currently exercisable stock options and 787.5 shares subject to stock options exercisable within 60 days of the date of this amendment. Also includes 9,101 shares held in an Individual Retirement Account with Bear Stearns for the benefit of the reporting person; and 5,787 shares registered in the name of the reporting person as trustee for the Trust Under the Will of Leslie B. Aaron, the reporting person's father. The reporting person disclaims any beneficial ownership to the shares held in the aforementioned trust.

          (3) Includes 9,409 shares registered in the name of ERBA Co., Inc., in which the reporting person has an ownership interest and serves as vice president. The reporting person disclaims beneficial ownership of these securities except to the extent of his ownership interest in ERBA Co., Inc. Also includes 13,083 shares registered in the name of the Aaron Family Limited Partnership, of which the reporting person is a partner. The reporting person disclaims beneficial ownership of these securities except to the extent of his partnership interest in the Aaron Family Limited Partnership. Also includes 2,637 shares in the name of the David Ritter Trust and 2,637 shares in the name of the Randy Ritter Trust, of which the reporting person is a trustee. The reporting person disclaims any beneficial ownership to the shares held in these trusts.

          (4) Footnotes 2 and 3 are incorporated herein by reference. Includes 6,730 shares held in trusts for the benefit of the reporting person's family members of which the reporting person's spouse is trustee. Also includes 1,157 shares registered in the name of the reporting person's spouse and 3,313 shares held in an Individual Retirement Account with Bear Stearns for the benefit of the reporting person's spouse. The reporting person disclaims any beneficial ownership to the shares held in these trusts, the shares held by his spouse and the shares held for the benefit of his spouse.



                     [The next page is the signature page.]

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               February 13, 2003
                                         ---------------------------------------
                                                     Date

                                              /s/ James G. Aaron
                                         ---------------------------------------
                                                    Signature

                                         James G. Aaron, Secretary and Director
                                         ---------------------------------------
                                                    Name/Title

::ODMA\PCDOCS\ghcdocs\338333\1